EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP

INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (333-116460, 333-116460-01, 333-116460-02, 333-116460-03) and related Prospectus of The Bank of New York Company, Inc. (the “Company”) for the registration of $2,000,000,000 of Debt Securities, Preferred Stock, Depositary Shares, Common Stock, Equity Purchase Contracts, Equity Purchase Units, Warrants and Trust Preferred Securities, and to the incorporation by reference therein of our report dated January 30, 2004, with respect to the consolidated financial statements of the Company included in its Annual Report (Form 10-K) for the year ended December 31, 2003 and the related financial statement schedules included therein, filed with the Securities and Exchange Commission.

/s/     ERNST & YOUNG LLP

New York, New York

July 20, 2004